UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

E-Commerce China Dangdang Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

26833A105

(CUSIP Number)

Peggy Yu Yu

Guoqing Li

Kewen Holding Co. Limited

Science & Culture International Limited

First Profit Management Limited

Danqian Yao

Lijun Chen

Min Kan

c/o 21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

+86-10 5799-2666

With copies to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 3 to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2015, as amended by Amendment No. 1 filed on May 18, 2016 and Amendment No. 2 filed on June 2, 2016 (the “Original Founder Filing”), by Peggy Yu Yu (“Ms. Yu”), Guoqing Li (“Mr. Li”), Kewen Holding Co. Limited (“Kewen”) and Science & Culture International Limited (“SC International”), with respect to the common shares (“Common Shares”), consisting of Class A common shares, par value $0.0001 per share (“Class A Common Shares”, including Class A Common Shares represented by the Company’s American depositary shares (“ADSs”), each of which represents five Class A Common Shares), and Class B common shares, par value $0.0001 per share (“Class B Common Shares”), of E-Commerce China Dangdang Inc., a Cayman Islands company (the “Company”).

This Schedule 13D also represents Amendment No. 1 to the Schedule 13D initially filed with the Commission on June 2, 2016 (the “Original Management Filing”) by First Profit Management Limited (“First Profit”), Danqian Yao (“Mr. Yao”), Lijun Chen (“Mr. Chen”) and Min Kan (“Mr. Kan”) with respect to the Common Shares of the Company.

Except as amended hereby, each of the Original Founder Filing and the Original Management Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Founder Filing and the Original Management Filing.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Peggy Yu Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,500,420[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,500,420[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,500,420[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[2]. The voting power of the shares beneficially owned represents 8.4% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consists of 3,500,420 Class A Common Shares, including 364,580 Class A Common Shares issuable to Ms. Yu upon exercise of options within 60 days after June 17, 2016, and 13,000,000 Class B Common Shares held by Ms. Yu. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[2]	See Item 5.

2

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Guoqing Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 131,975,760[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 131,975,760[3]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,975,760[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%[4]. The voting power of the shares beneficially owned represents 75.2% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Represents (i) 1,458,330 Class A Common Shares issuable to Mr. Li upon exercise of options within 60 days after June 17, 2016; (ii) 3,111,320 Class A Common Shares issuable to Dyna-Best Corp. upon exercise of options within 60 days after June 17, 2016; (iii) 7,344,450 Class A Common Shares issuable to Kewen upon exercise of options within 60 days after June 17, 2016; (iv) 237,000 ADSs representing 1,185,000 Class A Common Shares held by SC International; (v) 21,876,660 Class B Common Shares held by Kewen; and (vi) 97,000,000 Class B Common Shares held by SC International. Dyna-Best Corp is a British Virgin Islands company wholly owned by Mr. Li. Mr. Li is the sole director and beneficial owner of Kewen, which holds 60% of the shares in SC International. Mr. Li disclaims beneficial ownership with respect to the shares held by SC International except to the extent of his pecuniary interest therein.

[4]	See Item 5.

3

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Kewen Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,406,110[5]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,406,110[5]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,406,110[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%[6]. The voting power of the shares beneficially owned represents 74.9% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

[5]	Consists of (i) 237,000 ADSs held by SC International representing 1,185,000 Class A Common Shares; (ii) 7,344,450 Class A Common Shares issuable to Kewen upon exercise of options within 60 days after June 17, 2016; (iii) 21,876,660 Class B Common Shares held by Kewen; and (iv) 97,000,000 Class B Common Shares held by SC International.

[6]	See Item 5.

4

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Science & Culture International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,185,000[7]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 98,185,000[7]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,185,000[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%[8]. The voting power of the shares beneficially owned represents 60.8% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

[7]	Consists of 237,000 ADSs representing 1,185,000 Class A Common Shares and 97,000,000 Class B Common Shares held by SC International.

[8]	See Item 5.

5

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS First Profit Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,000[9]
	8	SHARED VOTING POWER 136,425[10]
	9	SOLE DISPOSITIVE POWER 1,014,000[15]
	10	SHARED DISPOSITIVE POWER 136,425[16]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[11]. The voting power of the shares beneficially owned represents 0.1% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

[9]	Consists of (i) 850,000 Class A Common Shares issuable to First Profit upon exercise of options within 60 days after June 17, 2016, which are beneficially owned by Mr. Yao, and (ii) 164,200 Class A Common Shares held for and on behalf of Mr. Yao by First Profit. Mr. Yao controls First Profit as its sole director.

[10]	Represents 136,425 Class A Common Shares held by First Profit for and on behalf of certain employees and consultants of the Company pursuant to share incentive arrangements between the Company and such employees, including 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Lijun Chen.

[11]	See Item 5.

6

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Danqian Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,000[12]
	8	SHARED VOTING POWER 136,425[13]
	9	SOLE DISPOSITIVE POWER 1,014,000[9]
	10	SHARED DISPOSITIVE POWER 136,425[10]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[14]. The voting power of the shares beneficially owned represents 0.1% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[12]	Consists of (i) 850,000 Class A Common Shares issuable to First Profit upon exercise of options within 60 days after June 17, 2016, which are beneficially owned by Mr. Yao, and (ii) 164,200 Class A Common Shares held for and on behalf of Mr. Yao by First Profit, a British Virgin Islands company that is 50% owned by Mr. Yao. Mr. Yao controls First Profit as its sole director.

[13]	Represents 136,425 Class A Common Shares held by First Profit for and on behalf of certain persons pursuant to share incentive arrangements between the Company and such persons, including 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Lijun Chen. First Profit, Mr. Yao and each such person for and on behalf of whom Class A Common Shares are held by First Profit may be deemed to share voting and dispositive power over such Class A Common Shares.

[14]	See Item 5.

7

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Lijun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500[15]
	8	SHARED VOTING POWER 46,425[16]
	9	SOLE DISPOSITIVE POWER 12,500[12]
	10	SHARED DISPOSITIVE POWER 46,425[13]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%[17]. The voting power of the shares beneficially owned represents 0.004% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[15]	Represents 12,500 Class A Common Shares issuable to Mr. Chen upon exercise of options within 60 days after June 17, 2016.

[16]	Represents 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Chen. First Profit, Mr. Yao, Mr. Chen may be deemed to share voting and dispositive power over the 46,425 Class A Common Shares held by First Profit for and on behalf of Mr. Chen.

[17]	See Item 5.

8

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Min Kan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,560[18]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,560[18]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,560[18]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%[19]. The voting power of the shares beneficially owned represents 0.01% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) IN

[18]	Represents (i) 89,560 Class A Common Shares issuable to Mr. Kan upon exercise of options within 60 days after June 17, 2016; (ii) 14,000 ADSs representing 70,000 Class A Common Shares held by Mr. Kan.

[19]	See Item 5.

9

Item 2. Identity and Background

With respect to the Original Founder Filing and the Original Management Filing, Item 2(a)–(c) and (f) is hereby amended and restated as follows:

Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Ms. Yu is the co-founder and executive chairwoman of the Company. Mr. Li is the co-founder, director and chief executive officer of the Company. Mr. Li and Ms. Yu are husband and wife, and each of them is a PRC citizen. Each of Kewen and SC International is principally an investment holding vehicle incorporated in the British Virgin Islands. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. The business address of each of Ms. Yu and Mr. Li is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China. The principal business address of each of Kewen and SC International is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

First Profit is principally an investment holding vehicle and is incorporated in the British Virgin Islands. Mr. Yao controls First Profit as its sole director. Historically, First Profit has held Class A Common Shares for and on behalf of certain persons pursuant to share incentive arrangements between the Company and such persons. As of the date of this Schedule 13D, First Profit holds an aggregate of 300,425 Class A Common Shares for and on behalf of such persons, including 164,000 and 46,425 Class A Common Shares held for and on behalf Mr. Yao and Mr. Chen, respectively, among others. The principal business address of First Profit is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

Mr. Yao, Mr. Chen and Mr. Kan are senior vice president, vice president and vice president, respectively, of the Company. Each of Mr. Yao, Mr. Chen and Mr. Kan is a PRC citizen. The business address of each of Mr. Yao, Mr. Chen and Mr. Kan is c/o 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Kewen, SC International and First Profit are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

With respect to the Original Founder Filing and the Original Management Filing, Item 3 is hereby amended and restated as follows:

Pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of May 28, 2016, among Dangdang Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent as a result of the Merger (as defined below in Item 4). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is presented herein as Exhibit D and is incorporated herein by reference in its entirety.

10

It is anticipated that, at a price of US$6.70 in cash per ADS or US$1.34 per Common Share, approximately US$363 million in cash will be expended in paying the merger consideration for the benefit of holders of outstanding Common Shares and vested options granted pursuant to the Company’s share incentive plan (calculated based on the number of outstanding Common Shares and vested options as of June 17, 2016 and excluding the Common Shares that will be cancelled without consideration pursuant to the Support Agreement (as defined in Item 4) and the Rollover Agreement (as defined in Item 4)). The funds required to pay the merger consideration will be financed with a combination of (i) the proceeds from a term loan facility from Bank of China Limited, Shanghai Pudong Development Zone Sub-Branch (the “Financing Bank”) pursuant to a debt commitment letter entered into by the Financing Bank and Merger Sub, dated as of May 28, 2016 (the “Debt Commitment Letter”); (ii) cash contribution from First Profit pursuant to an equity commitment letter dated June 17, 2016 by and between Parent and First Profit (the “First Profit Equity Commitment Letter”); (iii) cash contribution from Mr. Junjie He, an individual investor unaffiliated with the Company (“Mr. He”), pursuant to an equity commitment letter dated June 17, 2016 by and between Parent and Mr. He (the “Mr. He Equity Commitment Letter”, and together with the First Profit Equity Commitment Letter, the “Additional Commitment Letters”); and (iv) available cash balance of the Company and its subsidiaries. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter, the First Profit Equity Commitment Letter and the Mr. He Equity Commitment Letter, which are presented herein as Exhibit G, Exhibit J and Exhibit K and are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

With respect to the Original Founder Filing and the Original Management Filing, Item 4 is hereby amended and supplemented as follows:

Equity Commitment Letters

On June 17, 2016, Parent entered into the Additional Commitment Letters with First Profit and Mr. He, respectively, in each case, pursuant to Section 6.07(c) of the Merger Agreement, which, among other things, permits Parent to negotiate, execute and perform the obligations under any additional equity commitment letters delivered by one or more additional financing sources following the execution of the Merger Agreement, in a form reasonably acceptable to the special committee of the board of directors of the Company, provided that the Special Committee’s prior written consent is required with respect to the identities of such additional financing sources other than as set forth in Section 6.07(c) of the Merger Agreement. Pursuant to the terms of the Additional Commitment Letters, each of First Profit and Mr. He has committed to provide equity financing in an aggregate amount in cash of up to US$15 million and US$250,000, respectively, to Parent to consummate the Merger and to pay related fees and expenses incurred by Parent under the Merger Agreement.

The descriptions of the Additional Commitment Letters set forth above in this Item 4 are qualified in their entirety by reference to the First Profit Equity Commitment Letter and the Mr. He Equity Commitment Letter, which are presented herein as Exhibit J and Exhibit K and are incorporated herein by reference in their entirety.

Item 3 is incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

With respect to the Original Founder Filing and the Original Management Filing, Items 5(a)–(b) are hereby amended and restated as follows:

11

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 411,434,410 outstanding Common Shares as a single class, being the sum of 279,557,750 Class A Common Shares and 131,876,660 Class B Common Shares outstanding as of May 28, 2016, as disclosed in the Merger Agreement.

Holders of Class A Common Share and Class B Common Share have the same rights except for voting and conversion rights. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

By virtue of their actions in respect of the transactions as described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Such “group” may be deemed to beneficially own an aggregate of 149,798,665 outstanding Common Shares (including an aggregate of 13,230,740 Class A Common Shares issuable upon the exercise of options held by Reporting Persons that are exercisable within 60 days after June 17, 2016), which represents approximately 35.3% of the total outstanding Common Shares and approximately 83.6% of the voting power of the total outstanding Common Shares. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership for all purposes of the Common Shares held by each other Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement dated June 2, 2016 by and among the Reporting Persons.

B*	Proposal Letter dated July 9, 2015 from the Buyer Group to the board of directors of the Company.

C*	Revised Proposal dated May 17, 2016 from the Buyer Group to the board of directors of the Company.

D	Agreement and Plan of Merger, dated May 28, 2016, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 31, 2016 (File No. 001-34982)).

E*	Support Agreement, dated May 28, 2016, by and among Parent, Ms. Yu, Mr. Li, Kewen and S&C International.

12

F*	Rollover Agreement, dated May 28, 2016, by and among Parent, First Profit, Mr. Yao, Mr. Chen and Mr. Kan.

G*	Debt Commitment Letter, dated May 28, 2016, issued by the Financing Bank.

H	Limited Guarantee, dated May 28, 2016, by Ms. Yu and Mr. Li in favor of the Company (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 31, 2016 (File No. 001-34982)).

I*	Form of Nominee Shareholder Agreement between First Profit and the Company.

J†	Equity Commitment Letter, dated June 17, 2016, by and between Parent and First Profit.

K†	Equity Commitment Letter, dated June 17, 2016, by and between Parent and Mr. He.

* Previously filed.
† Filed herewith.

13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2016

/s/ Peggy Yu Yu
Peggy Yu Yu

/s/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Authorized Person

First Profit Management Limited

By:	/s/ Danqian Yao
Name:	Danqian Yao
Title:	Director

/s/ Danqian Yao
Danqian Yao

/s/ Lijun Chen
Lijun Chen

/s/ Min Kan
Min Kan